

07003874

DSTATES
CHANGE COMMISSION
n, D.C. 20549

BB 3/13

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50198

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centennial Lakes Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7701 France Avenue South Suite 500
(No. and Street)

Edina (City) MN (State) 55435 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John P. Flakne 952-841-0400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

225 South Sixth Street Suite 1400 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John P. Flakne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centennial Lakes Capital, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROL A. GWINN
Notary Public
Minnesota
My Commission Expires January 31, 2010

Notary Public

Signature

CEO/CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Centennial Lakes Capital, LLC
(A wholly owned subsidiary of Kopp Holding Company, LLC)
Index
December 31, 2006



PricewaterhouseCoopers LLP
Suite 1400
225 South Sixth Street
Minneapolis MN 55402
Telephone (612) 596 6000
Facsimile (612) 373 7160

Report of Independent Auditors

To the Member of
Centennial Lakes Capital, LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in member's equity and of cash flows present fairly, in all material respects, the financial position of Centennial Lakes Capital, LLC (the "Company") (a wholly owned subsidiary of Kopp Holding Company, LLC) at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 3 to the financial statements, the Company has entered into significant transactions with related parties. It is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As stated in Note 5, on February 23, 2007, Kopp Funds, Inc. executed a reorganization agreement with American Century Investment Management, Inc. Effective with this transaction, the management agreement between the Kopp Funds, Inc. and Kopp Investment Advisors, LLC ("KIA") was terminated and the Company will be providing no further underwriting and distribution services to the funds managed by KIA.

PricewaterhouseCoopers LLP

February 23, 2007

Centennial Lakes Capital, LLC
(A wholly owned subsidiary of Kopp Holding Company, LLC)
Statement of Financial Condition
December 31, 2006

Assets		
Cash and cash equivalents	$	106,554
Accounts receivable		622
Total assets	$	107,176
Liabilities and Member's Equity		
Liabilities		
Accounts payable	$	1,600
Payable to affiliate		46,371
Total liabilities		47,971
Member's equity		
Contributed capital		110,000
Accumulated deficit		(50,795)
Total member's equity		59,205
Total liabilities and member's equity	$	107,176

The accompanying notes are an integral part of these financial statements.

Centennial Lakes Capital, LLC
(A wholly owned subsidiary of Kopp Holding Company, LLC)
Statement of Operations
Year Ended December 31, 2006

Revenues	
Distribution fee income	$ 98,094
Commission and underwriting income	10,260
Interest income and other income	4,569
Total revenues	112,923
Expenses	
Management fees	30,733
Promotion	8,962
Distribution fees	37,699
State registration fees	18,268
Commissions	16,796
Other	37,516
Total expenses	149,974
Net loss	$ (37,051)

The accompanying notes are an integral part of these financial statements.

Centennial Lakes Capital, LLC
(A wholly owned subsidiary of Kopp Holding Company, LLC)
Statement of Changes in Member's Equity
Year Ended December 31, 2006

	Contributed Capital	Accumulated Deficit	Total
Balances at December 31, 2005	$ 110,000	$ (13,744)	$ 96,256
Net loss	-	(37,051)	(37,051)
Distributions to member	-	-	-
Balances at December 31, 2006	$ 110,000	$ (50,795)	$ 59,205

The accompanying notes are an integral part of these financial statements.

Centennial Lakes Capital, LLC
(A wholly owned subsidiary of Kopp Holding Company, LLC)
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities	
Net loss	$ (37,051)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in operating assets and liabilities	
Decrease in accounts receivable	2,037
Increase in accounts payable	(5,141)
Increase in payable to affiliate	20,329
Net cash used in operating activities	(19,826)
Cash flows from financing activities	
Distributions to member	-
Net cash provided by financing activities	-
Net increase in cash and cash equivalents	(19,826)
Cash and cash equivalents	
Beginning of year	126,380
End of year	$ 106,554

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Centennial Lakes Capital, LLC (the "Company") is organized as a Minnesota limited liability company and is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer pursuant to the Securities Exchange Act of 1934. The Company's sole member is Kopp Holding Company, LLC ("KHC"). The Company is a broker-dealer for the primary purpose of underwriting and distributing the mutual funds managed by Kopp Investment Advisors, LLC ("KIA") (an affiliate of the Company). The Company primarily markets the mutual funds managed by KIA through other broker-dealers. The Company's revenues are derived from transactions related to the underwriting and distribution of mutual funds managed by KIA.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents.

Revenue Recognition

The Company recognizes distribution fee income based on the terms of the contract with Kopp Funds, Inc. Commission and underwriting income is recorded as earned upon the sale of applicable share transactions of Kopp Funds, Inc.

Income Taxes

As a wholly owned subsidiary of KHC, there are no income tax amounts included in the Company's financial statements at December 31, 2006, as the Company's parent, KHC has elected to be taxed as a limited liability company. As a limited liability company, KHC and the Company are subject to sections of the federal and state income tax regulations which provide that, in lieu of corporate level income taxes, the members are allocated 100% of KHC's consolidated income, deductions, losses and credits.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Transactions with Affiliates

The Company utilizes certain centralized general and administrative functions of KHC. Pursuant to an operating agreement between the Company and KHC, the Company will pay to KHC a management fee equal to its proportionate share of KHC's facilities and personnel expenses. If payment of the management fee would cause a net capital violation or a proximity to net capital violation, KHC will agree to waive such payment and liability. For the year ended December 31, 2006, the Company paid a management fee of $30,733 to KHC.

For the year ended December 31, 2006, the Company earned $108,354 in distribution fee income, commission and underwriting income for distribution services provided to Kopp Funds, Inc.

4. Net Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), the Company is required to maintain minimum net capital. The Uniform Net Capital Rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. The rule also provides that the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital and net capital requirements of $57,074 and $25,000, respectively, and the Company's ratio of aggregate indebtedness to net capital was .841 to 1.

5. Subsequent Events

On February 23, 2007, Kopp Funds, Inc. executed a reorganization agreement with American Century Investment Management, Inc. to transfer the assets of the Kopp Emerging Growth Fund and the Kopp Total Quality Management Fund (the "Funds") in exchange for newly issued shares of capital stock of two American Century funds. Effective with this transaction, the management agreement between the Funds and KIA was terminated and the Company will be providing no further underwriting and distribution services to the funds managed by KIA.

Centennial Lakes Capital, LLC
(A wholly owned subsidiary of Kopp Holding Company, LLC)
Computation of Net Capital Under Rule 15c3-1
December 31, 2006

Total member's equity	$ 59,205
Deduct	
Nonallowable assets	2,131
Net capital	57,074
Minimum net capital requirements	25,000
Net capital in excess of requirements	$ 32,074
Total liabilities	$ 47,971
Aggregate indebtedness	$ 47,971
Ratio of aggregate indebtedness to net capital	.841 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2006, filed by Centennial Lakes Capital, LLC in its Form X-17a-5 with the National Association of Securities Dealers, Inc. in January 2007.

Centennial Lakes Capital, LLC
(A wholly owned subsidiary of Kopp Holding Company, LLC)
Exemptive Provision Under Rule 15c3-3
December 31, 2006

Pursuant to the exemptive provisions of Paragraph (K)(1) of Rule 15c3-3 of the Securities and Exchange Commission, the provisions of Rule 15c3-3 are not applicable to Centennial Lakes Capital, LLC.

The above statement does not differ from the statement filed by Centennial Lakes Capital, LLC in its Form X-17a-5 with the National Association of Securities Dealers, Inc. in January 2007.



PricewaterhouseCoopers LLP
Suite 1400
225 South Sixth Street
Minneapolis MN 55402
Telephone (612) 596 6000
Facsimile (612) 373 7160

To the Member of Centennial Lakes Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Centennial Lakes Capital, LLC (the "Company") for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 23, 2007

END